SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ENDO INTERNATIONAL PLC

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G30401 106

(CUSIP Number)

MARCH 21, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b)

[X] Rule 13d–1(c)

[ ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30401 106

1	Names of reporting persons Joddes Limited
2	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 37,141*
	6	Shared voting power 0
	7	Sole dispositive power 37,141*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 37,141*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.02%**
12	Type of reporting person (see instructions) CO

* See Item 4 of this Schedule 13G Amendment.

** See Item 5 of this Schedule 13G Amendment.

CUSIP No. G30401 106

1	Names of reporting persons 4527712 Canada Inc.
2	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 798,515*
	7	Sole dispositive power 0
	8	Shared dispositive power 798,515*

9	Aggregate amount beneficially owned by each reporting person 798,515*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.53%**
12	Type of reporting person (see instructions) CO

* See Item 4 of this Schedule 13G Amendment.

** See Item 5 of this Schedule 13G Amendment.

CUSIP No. G30401 106

1	Names of reporting persons Goodman Family Canadian LP
2	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 798,515*
	7	Sole dispositive power 0
	8	Shared dispositive power 798,515*

9	Aggregate amount beneficially owned by each reporting person 798,515*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.53%**
12	Type of reporting person (see instructions) PN

* See Item 4 of this Schedule 13G Amendment.

** See Item 5 of this Schedule 13G Amendment.

CUSIP No. G30401 106

1	Names of reporting persons Morris and Rosalind Goodman Family Foundation
2	Check the appropriate box if a member of a group (see instructions)* (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,860,793*
	6	Shared voting power 0
	7	Sole dispositive power 1,860,793*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 1,860,793*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.23%**
12	Type of reporting person (see instructions) FI

* See Item 4 of this Schedule 13G Amendment.

** See Item 5 of this Schedule 13G Amendment.

Item 1(a).	Name of issuer:

Endo International PLC (“Issuer”)

Item 1(b).	Address of issuer's principal executive offices:

25-28 North Wall Quay, International Financial Services Centre, Dublin 1, Ireland

2(a).	Name of person filing:

(i) Joddes Limited (“Joddes”)

(ii) 4527712 Canada Inc. (“4527712 Canada”)

(iii) Goodman Family Canadian LP (“Goodman LP”)

(iv) Morris and Rosalind Goodman Family Foundation (“Goodman Foundation”)

2(b).	Address or principal business office or, if none, residence:

Joddes – 6111 Royalmount Avenue, Suite 100, Montréal, Québec, Canada H4P 2T4

4527712 Canada –6111 Royalmount Avenue, Suite 100, Montréal, Québec, Canada H4P 2T4

Goodman LP – 6111 Royalmount Avenue, Suite 100, Montréal, Québec, Canada H4P 2T4

Goodman Foundation – 6111 Royalmount Avenue, Suite 100, Montréal, Québec, Canada H4P 2T4

2(c).	Citizenship:

Joddes – Canada

4527712 Canada – Canada

Goodman LP – Canada

Goodman Foundation – Canada

2(d)	Title of class of securities:

Ordinary Shares, par value of $0.0001 per share (“Ordinary Shares”).

2(e).	CUSIP No.:

The CUSIP number of the Ordinary Shares is G30401 106.

Item 3.          If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date of this Schedule 13G Amendment, (i) Joddes holds 37,141 Ordinary Shares, (ii) Goodman LP holds 798,515 Ordinary Shares, and (iii) Goodman Foundation holds 1,860,793 Ordinary Shares.

4527712 Canada is the general partner of Goodman LP and therefore may be deemed to share beneficial ownership of the Ordinary Shares held by Goodman LP.

Joddes, 4527712 Canada, Goodman LP and Goodman Foundation, each a “Reporting Person” and collectively, the “Reporting Persons”, may be deemed to constitute a “group” for purposes of Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The Reporting Persons have previously executed a joint filing agreement, which was attached as Exhibit 99.1 to Schedule 13G filed by the Reporting Persons with the SEC on March 4, 2014.

(b)	Percent of class:

As of the date of this Schedule 13G Amendment, (i) Joddes holds approximately 0.02% of the outstanding Ordinary Shares, (ii) Goodman LP holds approximately 0.53% of the outstanding Ordinary Shares, and (iii) Goodman Foundation holds approximately 1.23% of the outstanding Ordinary Shares, in each case based on 151,771,750 Ordinary Shares outstanding upon consummation of the transactions contemplated by the Arrangement Agreement, dated November 5, 2013, among Endo Health Solutions Inc., Issuer (formerly known as Sportwell Limited), Endo Limited (formerly known as Sportwell II Limited), Endo U.S. Inc. (formerly known as ULU Acquisition Corp.), RDS Merger Sub, LLC, 8312214 Canada Inc. and Paladin Labs Inc. (based on information provided to the Reporting Persons on behalf of the Issuer).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Joddes has the sole power to vote or to direct the vote of 37,141 Ordinary Shares.

Goodman Foundation has the sole power to vote or to direct the vote of 1,860,793 Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

4527712 Canada and Goodman LP may be deemed to have the shared power to vote or to direct the vote of 798,515 Ordinary Shares.

(iii)	Sole power to dispose or to direct the disposition of:

Joddes has the sole power to dispose or to direct the disposition of 37,141 Ordinary Shares.

Goodman Foundation has the sole power to dispose or to direct the disposition of 1,860,793 Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

4527712 Canada and Goodman LP may be deemed to have the shared power to dispose or to direct the disposition of 798,515 Ordinary Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G Amendment

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2014

JODDES LIMITED

By:	/s/ Samuel Altman
Name:	Samuel Altman
Title:	President

4527712 CANADA INC.

By:	/s/ Samuel Altman
Name:	Samuel Altman
Title:	President

GOODMAN FAMILY CANADIAN LP

By: 4527712 Canada Inc., its general partner

By:	/s/ Samuel Altman
Name:	Samuel Altman
Title:	President

MORRIS AND ROSALIND GOODMAN FAMILY FOUNDATION

By:	/s/ Samuel Altman
Name:	Samuel Altman
Title:	Executive Vice-President

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